United States securities and exchange commission logo





                              September 7, 2021

       Neil Blumenthal
       Co-Founder and Co-Chief Executive Officer
       Warby Parker Inc.
       233 Spring Street, 6th Floor East
       New York, New York 10013

                                                        Re: Warby Parker Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-259035

       Dear Mr. Blumenthal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       A Letter from Neil and Dave, Our Co-Founders and Co-CEOs, page i

   1. We refer to the letter from your co-CEOs. Please revise your presentation so that the letter does not appear
in the forepart of the registration statement prior to your Summary.
       Prospectus Summary, page 1

   2. Please relocate the "Warby Parker Snapshot" graphics so that they do not appear prior to the first page of the
Prospectus Summary. Please also revise the graphics to show a balanced presentation
of your business. For instance, and without limitation, present your recent net losses and
accumulated deficit with equal prominence to your net revenue and net revenue growth
presentation and revise the footnote accompanying the net revenue and net revenue growth
measures so that it appears directly below both numbers in an
 Neil Blumenthal
FirstName LastNameNeil   Blumenthal
Warby Parker  Inc.
Comapany 7,
September NameWarby
             2021      Parker Inc.
September
Page 2    7, 2021 Page 2
FirstName LastName
         equivalent font size. Also remove the four-wall margin graphic which the footnote indicates is a target.
3. Please revise the Overview subsection of the Prospectus Summary and the "Who We Are
         Today" subsection of the Business section to reflect your disclosure elsewhere in the prospectus that your co-CEOs will control any action requiring the approval of your stockholders.
4. We note your claim that your Buy a Pair, Give a Pair program has increased earning potential for low-income households by more than an estimated $1 billion. Please revise your disclosure within the Overview subsection of the Prospectus Summary to clearly describe how this estimate was calculated and discuss any relevant limitations related to this estimate.
5. Please revise the Prospectus Summary to briefly define the term NPS the first time it is used in the Summary.

Who We Are Today, page 2

6. We note your revisions summarizing additional results from your biannual Employee
         Engagement Survey. Please revise your disclosure here and on page 113 to state what percentage of your employees submitted responses to the survey.
7. We note your statement that by selling your products "at a fraction" of the price of many of your competitors, you pass savings on to your customers. Please revise your disclosure in this subsection, as well as on pages 80, 82, 111 and 114, to provide the quantitative support for your claim so that investors can better understand and assess the statement. In your revisions, please clarify if you are referring to your online-only competitors, competitors with retail stores or both.
The Eyewear Market is Large, Growing, and Ripe for Disruption, page 5

8. We note your response to prior comment 2 and your revised disclosure indicating that the majority of your customers obtain their prescriptions from non-Warby Parker doctors, which underscores your opportunity to expand your optometric and telehealth services.
         Elsewhere in the registration statement, you disclose that you receive 3% of your revenues from vision insurance. Please revise your disclosure in this subsection on pages 5 and 116 to state whether insurers currently generally cover your optometric and telehealth services.
         To the extent that insurers do not cover your optometric and telehealth services, please revise this subsection to discuss any associated challenges with your plans to expand these services.
Customer Acquisition Cost, page 90

9.       With respect to    Customer Acquisition Cost,    please tell us
whether the definition you
         present is commonly understood in the industry to measure costs against Active
 Neil Blumenthal
FirstName LastNameNeil   Blumenthal
Warby Parker  Inc.
Comapany 7,
September NameWarby
             2021      Parker Inc.
September
Page 3    7, 2021 Page 3
FirstName LastName
         Customers as opposed to costs against newly acquired customers. To the extent that your definition differs from the one commonly used by other retailers, please tell us:
             what consideration you have given to whether use of the term Customer Acquisition
             Cost    could result in confusion to investors;
             why management assesses the business using Active Customers; whether management also assesses performance by measuring costs against new
             customers and,
             noting your disclosure at the bottom of page 88 and top of page 89, what were the costs to acquire new customers during the 2018-2020 period.
Business
Retail Stores, page 124

10.      We note your inclusion of a new metric, Customer Market Share, on page
124. Please
         revise your disclosure in this subsection to include (i) a clear definition of the metric and how it is calculated, (ii) why the metric provides useful information to investors and (iii)
         how management uses this metric in managing or monitoring the performance of your business. Please also disclose any estimates or assumptions underlying the metric or its calculation. For guidance, please refer to SEC Release No. 33-10751. Plan of Distribution, page 191

11. We note your response to prior comment 7 and revised disclosure. With a view to disclosure, please tell us whether the independent common stock valuation will be provided to the DMM at any time during the direct listing process. If there is uncertainty, please explain.
General

12. With reference to the guidance contained in Compliance and Disclosure Interpretations,
         Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include ten pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced
         Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects your business.
13.      We note the disclosures throughout your prospectus regarding your
company   s election to
         have its performance, accountability and transparency measured against criteria
         established by B Lab and B Lab   s designation of the company as a
Certified B
         Corporation.    Please file the Rule 436 consent of B Lab to being
named in the registration
         statement and to the references to its designation of the company as a Certified B
         Corporation.
 Neil Blumenthal
Warby Parker Inc.
September 7, 2021
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameNeil Blumenthal
                                                           Division of
Corporation Finance
Comapany NameWarby Parker Inc.
                                                           Office of Life
Sciences
September 7, 2021 Page 4
cc:       Brittany D. Ruiz, Esq.
FirstName LastName